Exhibit 21.1

Namib Minerals

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation
Midas SPAC Merger Sub Inc.	Delaware
Cayman Merger Sub Ltd.	Cayman Islands